Exhibit 99.5

NEWS RELEASE

Lithium Americas Reports Second Quarter 2021 Results

August 5, 2021 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) has reported unaudited financial and operating results for the second quarter ended June 30, 2021.

HIGHLIGHTS

Caucharí-Olaroz

•	Construction activities at Caucharí-Olaroz remain on track to achieve first production by mid-2022 on the initial 40,000 tonnes per annum (“tpa”) operation.
•	As of June 30, 2021, capital expenditures committed were $545 million (85% of the $641 million budget), of which $471 million (73% of the budget) has been spent.
o	The Company’s share of the remaining capital expenditure is expected to be fully funded from available credit.
•	Over 1,200 workers are on site, with over 60% of the total workforce having received at least their first dose of the COVID-19 vaccine.
•	Evaporation ponds are on track to begin liming in the second half of 2021, with sufficient brine inventory to support production ramp up.
•	With all major equipment on site, focus is on construction of the chemical and processing plants:
o	Solid-liquid separation plant is over 73% complete.
o	Solvent extraction (SX) plant is 65% complete.
o	Potassium chloride (KCl) plant is over 67% complete.
•

In May, the Company announced in partnership with Ganfeng Lithium Co. Ltd., the approval to commence development planning for a second stage expansion of at least an additional 20,000 tpa of lithium carbonate equivalent (“LCE”).

Thacker Pass

•	Results of a Feasibility Study on the first phase of Thacker Pass (for at least 30,000-35,000 tpa of lithium carbonate) (“Phase 1”) are expected by year end.
•	Engineering is underway to consider a 20,000 tpa lithium hydroxide chemical conversion plant, to provide flexibility to meet potential customer and partner needs.
•	The Company continues to evaluate partnership and financing opportunities for Thacker Pass to advance and de-risk the project.
•	The process testing facility in Reno, Nevada, continues to operate with enhanced COVID-19 protocols in place and has produced over 30,000 kg of lithium sulphate solution.
•

In February 2021, claims were filed against the Bureau of Land Management to appeal the issuance of a Record of Decision for Thacker Pass. The Company has been advised a final ruling is expected by January 2022.

•	Construction remains on target to begin in early 2022, following the receipt of remaining state permits and water right transfers, and resolution of the appeal.

Corporate:

•	As at June 30, 2021, the Company had $505 million in cash and cash equivalents and $156 million in undrawn credit.
•

On June 10, 2021, Kelvin Dushnisky and Jinhee Magie joined the Company’s Board. Mr. Dushnisky previously served as the CEO and a member of the Board of Directors of AngloGold Ashanti Ltd. and as a President and member of the Board of Barrick Gold Corp. Ms. Magie is currently the Chief Financial Officer and Senior Vice President of Lundin Mining Corporation.

•

In July 2021, the Company completed a strategic investment in Arena Minerals Inc. (TSX-V: AN) (“Arena Minerals”) of $5 million for an approximate 12.9% equity interest (14.6% on a fully diluted basis).

•	The Company engaged a consultant to provide an estimate of the carbon footprint and water impact for Thacker Pass and Caucharí-Olaroz.

FINANCIAL RESULTS

Selected consolidated financial information is presented as follows:

(in US$ million except per share information)	Quarter ended June 30,
	2021	2020
	$	$
Expenses	(13.0)	(6.5)
Net loss	(19.3)	(6.0)
Loss per share – basic	(0.16)	(0.07)

(in US$ million)	As at June 30, 2021	As at December 31, 2020
	$	$
Cash and cash equivalents	505.2	148.1
Total assets	708.6	326.7
Total long-term liabilities	(156.0)	(127.3)

During the six months ended June 30, 2021, total assets and cash increased primarily due to the $377.4 million net proceeds raised from the underwritten public offering of common stock, partially offset by expenditures in the period. Total long-term liabilities increased primarily as a result of drawdowns on the Company’s senior credit facility of $28.1 million.

The higher net loss in Q2 2021 compared to Q2 2020 is primarily attributable to higher Thacker Pass expenditures and $4.7 million loss on the JEMSE transaction.

Click here to view the Company’s second quarter results for 2021.

About Lithium Americas:

Lithium Americas is a development-stage company focused on advancing to production a lithium brine operation in Jujuy, Argentina and a sedimentary lithium clay project in Nevada, United States.  The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:

Investor Relations

Telephone: 778-656-5820

Email: ir@lithiumamericas.com

Website: www.lithiumamericas.com

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, among other things, statements related to: successful development of the Caucharí-Olaroz project and the Thacker Pass project, including timing, progress, construction, milestones, anticipated production and results thereof; expectations and anticipated impact of COVID-19 on the Company and its mineral properties; capital expenditures and programs, and the Company’s ability to fund such programs; government regulation of mining operations and treatment under governmental and taxation regimes; the timing, amount and type of future production; expected outcome and timing of environmental surveys and analysis, permit applications and other environmental matters; expected timing and outcome of litigation concerning the Thacker Pass project; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Caucharí-Olaroz project, which is held and operated through an entity in Argentina co-owned by the Company, Ganfeng Lithium Co. Ltd. (“Ganfeng”) and JEMSE; successful operation of the Caucharí-Olaroz project under the co-ownership structure, and expectations concerning proposed expansion plans for the project; results of the Company’s engineering, design and permitting program at the Thacker Pass project, including the Company meeting deadlines and receiving and maintaining permits as anticipated; timing, results and completion of a feasibility study and to make a construction decision for the Thacker Pass project; the Company’s share of the expected capital expenditures for the construction of the Caucharí-Olaroz project; Company expectations as to feasibility study activities at the Thacker Pass project; and, the potential for partnership and financing scenarios for the Thacker Pass project.

Forward-looking information is based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such information.  Such information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingencies. These assumptions include, among others, the following: current technological trends; a cordial business relationship between the Company and Ganfeng for the Caucharí-Olaroz project; ability of the Company to fund, advance and develop the Caucharí-Olaroz project and the Thacker Pass project, and raise additional capital as needed, and the respective impacts of the projects when production commences; the Company’s ability to operate in a safe and effective manner; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada and Argentina, and resolving any complaints or litigation concerning such environmental permitting processes; realizing on the expected benefits from previous transactions with existing or new partners, or for debt financing; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s ability to produce high purity battery grade lithium products; the impact of increasing competition in the lithium business, and LAC’s competitive position in the industry; currency exchange and interest rates; general economic conditions; a stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; stability and inflation of the Argentinian peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations; the impact of unknown financial contingencies, including litigation costs, on the Company’s operations; gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities; estimates of and unpredictable changes to the market prices for lithium products; exploration, development and construction costs for the Caucharí-Olaroz project and the Thacker Pass project; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass project; successful results from the Company’s testing facility and third-party tests related thereto for the Thacker Pass project; capital costs, operating costs, and sustaining capital requirements of the Caucharí-Olaroz project and the Thacker Pass project; estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities, including the impact of COVID-19 on such timing; timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities at the Thacker Pass project; the Company’s ability to obtain additional financing, including pursuant to an additional debt funding commitment, on satisfactory terms or at all; the ability to develop and achieve production at any of the Company’s mineral exploration and development properties; the impact of COVID-19 on the Company’s business; that pending patent applications are approved; the Company’s anticipated ownership interest in holdings of shares, warrants and other securities issued by third parties; accuracy of development budget and construction estimates; and preparation of a development plan and feasibility study for lithium production at the Thacker Pass project.

Forward-looking information also involves known and unknown risks that may cause actual results to differ materially. These risks include, among others, inherent risks in the development of capital intensive mineral projects (including as co-owners), variations in mineral resources and mineral reserves, global demand for lithium, recovery rates and lithium pricing, risks associated with successfully securing adequate financing, changes in project parameters and funding thereof, risks related to growth of lithium markets and pricing for products thereof, changes in legislation, governmental or community policy, changes in public perception concerning mining projects generally, political risk associated with foreign operations, permitting risk, including receipt of new permits and maintenance of existing permits, outcomes of litigation concerning the Company’s mineral properties, title and access risk, cost overruns, unpredictable weather and maintenance of natural resources, unanticipated delays, intellectual property risks, currency and interest rate fluctuations, operational risks, health and safety risks, and general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s most recent annual management discussion analysis and annual information form, copies of which are available under the Company’s profile on SEDAR at www.sedar.com and on the SEC website at www.sec.gov.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on such forward-looking information.